SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED SCHEDULE 13D

(Amendment No. 25)

Under the Securities Act of 1934

AVALON HOLDINGS CORPORATION

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

0534P109

(CUSIP Number)

Anil Choudary Nalluri

5500 Market Street, Suite 128

Youngstown, Ohio 44512

(330) 783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05343P109	13D	Page 2 of 4

1	NAME OF REPORTING PERSON Anil Choudary Nalluri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,234
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 719,234
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.53%
14	TYPE OF REPORTING PERSON* IN

REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (the “Common Stock”) of Avalon Holdings Corporation, an Ohio corporation (the “Issuer”), whose principal executive offices are located at One American Way, Warren, Ohio 44484.

Item 2.	Identity and Background

This statement is filed by Anil Choudary Nalluri (“Mr. Nalluri” or the “Reporting Person”) on behalf of himself and his wife, Parvati Nalluri and various accounts controlled by them. Mr. Nalluri’s principal business address is 5500 Market Street, Suite 128, Youngstown, Ohio 44512. Mr. Nalluri’s principal occupation is practicing in the field of child and adult psychiatry. During the past five years, Mr. Nalluir has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Nalluri was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Nalluri is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Nalluri’s purchases of shares of Common Stock have all been made with his personal funds.

Item 4.	Purpose of the Transaction

The purpose of this filing is to state that Mr. Nalluri is the beneficial owner of greater than 20% of the Common Stock of the Issuer.

Mr. Nalluri does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Nalluri reserves the right to change plans and take any and all actions that Mr. Nalluri may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Nalluri in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Nalluri beneficially owns 719,234 shares of Common Stock, which is equal to approximately 22.53% of the outstanding shares, based on information from the Issuer that 3,191,100 Class A shares of Common Stock are outstanding as of March 3, 2017.

(b) Mr. Nalluri has sole voting and dispositive power for all such shares of Common Stock held of record by him.

(c) The following table details the transactions effected by Mr. Nalluri, which have not been disclosed in previously filed Schedule 13D’s:

Date of Transaction	Number of Shares	Price Per Share
3/22/2017	7000	$4.27

All of these shares were purchased in a private transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated: May 2, 2017

By:	/s/ Anil Choudary Nalluri
Anil Choudary Nalluri